HOWARD S. HIRSCH

Direct Dial: 404-443-6703

Direct Fax: 404-238-9626

E-Mail Address: hhirsch@bakerdonelson.com

October 28, 2009

Ms. Sonia G. Barros, Special Counsel Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E., Mail Stop 4561 Washington, DC 20549	VIA EDGAR

Re:	Strategic Storage Trust, Inc. (the “Company”)
Post-Effective Amendment No. 6 filed on October 14, 2009
File No. 333-146959

Dear Ms. Barros:

Pursuant to our telephone conversation of October 27, 2009, we commit to you that in the Company’s final prospectus to be filed on or about October 28, 2009, we will include the following disclosures related to fees paid by the Company to its affiliates:

“Fees Paid to Our Affiliates

We have executed an advisory agreement with our advisor, a property management agreement with our property manager and a dealer manager agreement with our dealer manager, which entitles our advisor, our property manager and our dealer manager to specified fees upon the provision of certain services with regard to this offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our advisor on our behalf and reimbursement of certain costs and expenses incurred by our advisor in providing services to us.

Pursuant to the terms of those agreements, the following related party costs were incurred for the three and six months ended June 30, 2009, the six months ended June 30, 2008 and from our inception to June 30, 2009:

Ms. Sonia G. Barros

	Three Months Ended June 30, 2009 Incurred	Six Months Ended June 30, 2009 Incurred	Six Months Ended June 30, 2008 Incurred	Inception to June 30, 2009 Incurred
Expensed
Reimbursement of operating expenses (including organizational costs)	$192,478	$356,958	$507,995	$1,563,230
Asset management fees	74,883	128,984	—	161,051
Property management fees	56,713	104,259	—	126,677
Acquisition fees and acquisition expenses	244,630	495,282	—	495,282
Capitalized
Acquisition fees and acquisition expenses	—	—	—	419,700
Prepaid expenses and other assets	—	—	180,114	184,282
Additional Paid-in Capital
Selling commissions	1,412,370	2,208,800	219,594	3,651,933
Dealer management fee	605,302	946,628	96,436	1,565,114
Reimbursements of offering costs	329,333	644,068	2,056,211	3,258,178

Total	$2,915,709	$4,884,979	$3,060,350	$11,425,447

As of June 30, 2009, we had amounts due to affiliates totaling $1,176,172.”

If you have any questions with respect to any of the foregoing, please do not hesitate to contact us.

Sincerely,

/s/ Howard S. Hirsch

For Baker, Donelson, Bearman, Caldwell & Berkowitz, PC